

April 7, 2015

James D. Moll
Interim President and Chief Executive Officer
Wells Financial Corp.
53 First Street, S.W.
Wells, Minnesota 56097

> **Re:** **Wells Financial Corp.**
> **Registration Statement on Form S-1**
> **Filed March 12, 2015**
> **File No. 333-202694**

Dear Mr. Moll:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 12, 2015

Prospectus Cover Page

1. We note that the offering price would have been $27.00 per share as of the date the registration statement was filed based on the formula set out in the prospectus. Please disclose whether there is a minimum offering price or minimum proceeds that need to be met in order for the offering to be completed. Make corresponding revisions where appropriate.

Summary

2. Please provide an overview of your underwriting arrangement with Sterne, Agee & Leach, Inc. See the examples in Item 501(b)(8)(ii) of Regulation S-K.

Reasons for the Conversion Merger, page 5

3. Please also provide any potentially negative factors that the board considered in pursuing the conversion merger. Provide similar information for Wells under "Reasons for the Offering." Make corresponding revisions where appropriate.

Reasons for the Offering, page 6

4. We note that one of the reasons Wells is conducting the offering is to fulfill a condition for regulatory approval of the merger conversion. Please elaborate on the specific conditions that Wells will need to meet to receive such approval. Make corresponding revisions where appropriate.

Management After the Conversion Merger, page 11

5. We note that up to five non-employee directors of St. James may serve in an advisory board capacity for up to one year following the conversion merger. To the extent known, please provide the names of the St. James directors who will comprise the advisory board. Make corresponding revisions where appropriate.

Risk Factors

The Agreement may be terminated in accordance with its terms and the conversion merger may not be completed, page 20

6. Please state that the conversion merger may not be completed if Wells is unable to sell the minimum number of shares necessary to complete the offering.

Expected voting control by directors, officers and other employees could enable insiders to prevent a merger that may provide that stockholders receive a premium for their shares, page 21

7. We note that Wells officers and directors currently own 19.8% of outstanding Wells common stock. Please disclose the percentage of shares that this group is expected to own after completion of the offering.

We do not expect to remain a SEC-reporting company, which will reduce the amount of financial and other information available to stockholders, page 22

8. Please provide similar disclosure in the summary and where appropriate throughout the prospectus.

Pro Forma Book Value Impact of Transaction to Investors and Existing Stockholders, page 31

9. Please revise the notes to the pro forma data to more clearly show the calculation of the weighted-average common shares outstanding used for pro forma per share calculations.

10. Please revise the notes to the pro forma data to present a preliminary allocation of the purchase price in a tabular format, detailing fair value adjustments to assets and liabilities and the recognition of any intangible assets. Additionally, we note your disclosure on page 32 that the fair value of the assets and liabilities of St. James are assumed to equal their pre-merger book value, with the exception of a core deposit intangible. Please explain to us if you have measured the fair value of the assets and liabilities of St. James for your pro forma disclosure. If not, please tell us why. If you have, please explain the basis for your conclusion that fair value equals pre-merger book value, especially for the loan portfolio.

11. Please revise the notes to the pro forma data to present the calculation of the purchase price in a tabular format.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2014 and 2013 – Income Tax Expense, page 40

12. We note your disclosure that income tax expense decreased by $163,000 for 2014 when compared to 2013 and that upon completion and filing of the Wells Financial Corp 2013 income tax return you realized that you over accrued for income tax purposes and that the over accrual was reversed during the third quarter of 2014 resulting in a decrease in income tax expense. Please tell us all the facts and circumstances related to the over accrual and reversal, tell us if you believe this represents a correction of an error and provide us a SAB 99 materiality analysis.

Lending Activities – Allowance for Loan Losses, page 56

13. Please revise your MD&A to more comprehensively explain the reasons for trends in each component of the allowance for loan losses (individually evaluated, collectively evaluated, etc.) and the amount of the provision for loan losses recorded during the period when compared to observed changes in the credit quality of your loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit risk of your loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses established at period end.

We note, for example, your disclosure on page F-27 and F-28 that your allowance for loans collectively evaluated for impairment increased 18% or $238 thousand from $1,347 at December 31, 2013 to $1,585 thousand at December 31, 2014 but that classified loans, loans past due 90 days or more and total past due loans decreased during 2014 and in some cases decreased substantially. Counterbalancing these trends, we noted your total loan portfolio increased 10% during 2014. Please consider the interpretive guidance in SEC Financial Release No. 72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations which can be found on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Management of Wells

Directors of Wells Financial Corp. and Wells Federal Bank, page 71

14. We note your disclosure that Wells has seven directors; however, the table includes only six directors. Please reconcile your disclosure here.

Transactions with Certain Related Persons, page 78

15. Please provide the complete disclosure required by Instruction 4(c) to Item 404(a) of Regulation S-K as required by Item 1(n) of Form S-1.

The Conversion Merger and the Offering

General, page 80

16. We note your disclosure that the completion of the offering and the conversion merger are "interdependent transactions." Please provide this description where appropriate throughout the prospectus, including on the cover page and in the summary.

17. Please revise to disclose whether either company obtained a fairness opinion regarding the merger consideration.

Plan of Distribution; Selling Agent Compensation, page 89

18. Please disclose whether the Company has previously engaged the services of Sterne, Agee & Leach. To the extent they were material, please describe such prior engagements.

Independent Valuation of St. James, page 95

19. Please disclose whether St. James has previously engaged the services of McAuliffe Financial. To the extent they were material, please describe such prior engagements.

20. Please indicate that McAuliffe's appraisal report regarding St. James has been filed as an exhibit to the registration statement.

Material Income Tax Consequences, page 98

21. We note your disclosure that the conversion of St. James will be "ignored" for federal income tax purposes. Please revise this disclosure to indicate that the conversion will have no material federal income tax consequences. Make corresponding revisions to your disclosure in Exhibit 8.1.

Subscriptions by Directors and Executive Officers, page 103

22. Please clarify by footnote or otherwise to clarify if directors and officers will purchase under a priority in the subscription offering or will purchase in the community offering, if shares are available.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans receivable, page F-9

23. Please revise to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status or to classify a troubled debt restructuring as accruing. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

Exhibit 8.2

24. We note that the opinion assumes that the Minnesota income tax statute conformed to the Internal Revenue Code as of December 31, 2014. Because the purpose of the opinion, at least in part, is to confirm that the conversion merger will be treated similarly under both federal and state income tax laws, the seventh assumption in the opinion appears inappropriate. Please revise to exclude this assumption or provide the staff with an explanation and support.

25. The opinion contained in Exhibit 8.1 states that the merger of St. James with and into the Bank will qualify as a reorganization, provided that the merger qualifies as a statutory merger under applicable state law. However, the opinion does not state that the merger will qualify as a statutory merger under applicable Minnesota law. Please either opine that the merger will qualify as a statutory merger in Exhibit 8.2 or revise Exhibit 8.1 to remove the qualifying language. Make corresponding revisions to your prospectus disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Schroeder at (202) 551-3294 or Mike Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

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        Jack Spidi
        Jones Walker LLP